UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 53559/March 29, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-11979

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In the Matter of   :
                                                   :
AMERICAN MACHINE, INC.,   :
ASIA4SALE.COM, INC.,   :
PACIFIC VISION GROUP, INC.,   :
PREFERRED INVESTMENTS, INC.,   :
DEERWOOD, INC.,   :
NASCENT TECHNOLOGY, INC.,   :   ORDER MAKING FINDINGS AND
PROFITS EMPORIUM, INC.,   :   REVOKING REGISTRATION
RING OF FIRE MARKETING, LTD.,   :   BY DEFAULT AS TO
SEMINAR STRATEGIES &   :   PREMIUM FINANCIAL SERVICES &
        MARKETING, INC.,   :   LEASING, INC.
SOCIAL ENGAGEMENTS   :
        INTERNATIONAL, INC.,   :
PASSOVER MANAGEMENT   :
        INTERNATIONAL, LTD.,   :
TRIUMPHANT ENDEAVORS, INC.,   :
IDOLEYEZ CORPORATION,   :
SUN ASSET HOLDINGS, INC.,   :
SINO PHARMACEUTICALS CORP.,   :
PREMIUM FINANCIAL SERVICES &   :
        LEASING, INC.,   :
ARCADIA INVESTMENTS CORP., :
EASY LIVING INVESTMENTS, INC.,   :
VINEX WINES, INC., and   :
WESTERN FINANCIAL CORPORATION :

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SUMMARY

This Order revokes the registration of the common stock of Premium Financial Services & Leasing, Inc. (Premium). The revocation is based on Premium's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on July 13, 2005, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Premium's common stock is registered with the Commission under Section 12(g) of the Exchange Act, and that Premium has failed to file any required annual and quarterly reports with the Commission since a Form 10-QSB for the quarter ended September 30, 2002, filed October 25, 2002.[1] Premium was served with the OIP, within the meaning of 17 C.F.R. § 201.141(a)(2)(ii), on March 15, 2006.[2] The OIP required an Answer within ten days after service. See 17 C.F.R. § 201.220(b); OIP at 6. However, to date, Premium has failed to file an Answer.[3] A respondent who fails to file an Answer to the OIP may be deemed to be in default, and the administrative law judge may determine the proceeding against that respondent. See 17 C.F.R. §§ 201.155(a), .220(f); OIP at 7. Thus, Premium is in default, and the undersigned finds that the allegations in the OIP are true as to Premium.

II. FINDINGS OF FACT

Premium, (CIK 1101092)[4] formerly known as Business to Business, Inc., is a Wyoming shell corporation. Its common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act since December 17, 1999. Premium failed to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB for any fiscal period subsequent to its Form 10-QSB, filed on October 25, 2002, for the quarter ended September 30, 2002. That Form 10-QSB, which is publicly available on the Commission's EDGAR database, reported that

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[1] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

[2] The OIP was sent to Premium at the most recent address shown on its most recent filing with the Commission, 9229 Delegates Row, Suite 130, Indianapolis, IN 46240, by U.S. Postal Service (U.S.P.S.) Express Mail. The U.S.P.S. provided a confirmation of attempted delivery on March 15, 2006. However, a forwarding order had expired and the package was returned to the Commission as undeliverable.

[3] On July 27, 2005, the Commission received a document, filed by an attorney, titled "Dan Hodges's Answer to Order Instituting Proceedings," that disavows any responsibility, authority, or control by Hodges over any of the respondents in this proceeding at the time of the alleged violations. (Hodges is identified in Premium's June 12, 2002, Form 8-K, which reported that, effective with a May 21, 2002, reverse merger and installation of new management, Hodges, who had been sole officer and director, had resigned.) The filing does not purport to be on behalf of, and the attorney has not entered an appearance for, any of the respondents. See 17 C.F.R. § 201.102(d). Thus, it is not an Answer to the OIP on behalf of any respondent, including Premium.

[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

Premium had $25,324 in assets and $209,942 in liabilities. Currently, there is no active public market for its stock.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Premium violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Premium will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Neurotech Dev. Corp., Admin. Proc. No. 3-11724 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Premium's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the common stock of Premium Financial Services & Leasing, Inc., IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge